September 13, 2011

VIA EDGAR Mr. Larry L. Greene Senior Counsel Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549

Re:	RiverNorth Tactical Opportunities Fund, Inc. (the “Fund”)
File Numbers 811-22472 & 333-169317

Dear Mr. Greene:

On behalf of the Fund, this letter is in response to the comments you provided in your letter dated December 6, 2010 regarding the Fund’s registration statement on Form N-2 that was filed on September 10, 2010.  Coincident with this letter, the Fund is filing pre-effective amendment No. 1 to its registration statement on Form N-2, which addresses substantially all of the comments you provided.  As noted in certain of the responses below, the Fund does not yet have an underwriter(s) for its initial public offering and will file another pre-effective amendment when an underwriter(s) is/are in place. In addition, the post-effective amendment addresses a change in the Fund’s management structure.  RiverNorth Capital Management, LLC will serve as subadviser to the Fund (rather than as adviser) and ALPS Advisors, Inc. will serve as adviser.

General

1. Comment:  Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998).  Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements.  For example:

i) Comment:  explain the underlined term in the following sentence: “In addition, as a result of the imbedded derivative features, structured notes generally are subject to more risk than investing in a simple note or bond issued by the same issuer” (Emphasis added.), and

Response: The sentence has been revised to read as follows:  “In addition, because the performance of structured notes tracks the performance of the underlying debt obligation, structured notes …”

Mr. Larry L. Greene
September 13, 2011

ii) Comment:  correct or explain the underlined term in the following sentence:  “The purchaser of a put or call option runs the risk of losing the purchaser’s entire investment, paid as the premium, in a relatively short period of time if the option is not “covered” at a gain or cannot be exercised at a gain prior to expiration.” (Emphasis added.)

Response: The sentence has been revised to replace the word “covered” with the word sold.

2. Comment:  We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response: The Fund acknowledges its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

3. Comment:  As appropriate, add disclosure regarding the recent market turmoil.  In light of the Fund’s global investments, the disclosure should refer as well to the current uncertainty regarding certain European countries.

Response: Disclosure entitled “Recent Market Events” has been added to the “Prospectus Summary – Risk Considerations” and “Risks” sections of the prospectus.  In addition, the prospectus disclosure regarding foreign investing risks has been revised to include a sentence regarding uncertainty of the effect of recent worldwide economic instability on specific foreign markets or issuers.

4. Comment:  Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.  In this connection, indicate whether FINRA has reviewed the payments by the adviser, or an affiliate, of marketing and structuring fees as discussed under the caption “Underwriters.”  Indicate also whether FINRA aggregated such payments with the sales load or other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

Response: As previously noted, since the Fund does not yet have an underwriter(s), there are no proposed underwriting terms and arrangements at this time.  This comment will be addressed in a future pre-effective amendment.

5. Comment:  In light of disclosure under the captions “Investment Objectives, Strategies and Policies” and “Risks” regarding the Fund’s contemplated investments in derivative instruments, confirm that the Fund’s derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management to the Investment Company Institute.  See, letter to Karrie McMillan, Esq., General

Mr. Larry L. Greene
September 13, 2011

Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response: The Fund confirms that the Fund’s derivatives disclosure reflects the observations set forth in the referenced letter.

6. Comment:  The fee table on the facing page discloses the amount of shares being registered.  Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.

Response: This comment will be addressed in a future pre-effective amendment.

Prospectus Cover

7. Comment:  Revise the pricing table to disclose the amount of the offering expenses of the offering in a footnote.  See, Instruction 6 to Item 1.g. of Form N-2.

Response: The offering expenses have been removed from the pricing table and are disclosed in a footnote.

8. Comment:  Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(1) under the 1940 Act, to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Response: The reference to “any state securities commission” has been deleted.

Prospectus

9. Comment:  Disclosure on the page following the cover and in many other places in the filing indicates that the Fund will normally invest in underlying funds, including closed-end and exchange-traded funds, open-end funds, business development companies and exchange-traded notes. What provision of the 1940 Act does the Fund rely on to make such substantial investments in investment company securities?  In this connection, we are aware of the disclosure on this topic captioned “Prospectus Summary—Risk Considerations—Investment-Related Risks—Underlying Fund Risks.”

Response: The Fund intends to rely on Section 12(d)(1)(F) of the 1940 Act or on exemptive relief obtained by the underlying exchange-traded funds.

10. Comment:  If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.  Unless they are issued by

Mr. Larry L. Greene
September 13, 2011

other funds, explain to the staff why exchange-traded notes are included within the definition of underlying funds.

Response: The Fund does not intend to invest in 3(c)(1) or 3(c)(7) funds.  Exchange-traded notes are no longer included within the definition of underlying funds.

11. Comment:  Disclosure later on the same page discusses the use of leverage.  The last sentence of that disclosure states that: “Any use of leverage would create a greater risk of loss for the shares of common stock than if leverage is not used.”  Add disclosure indicating that holders of common shares pay all the expenses related to the issuance of debt or use of leverage.

Response: The disclosure has been added.

12. Comment:  Revise the discussion captioned “Cautionary Notice Regarding Forward-Looking Statements” so as to clarify that any forward-looking statements contained in the prospectus or SAI does not meet the safe harbor for forward-looking statements pursuant to §27A of the Securities Act.

Response: The discussion has been revised accordingly.

13. Comment:  The third and fourth sentences of the disclosure captioned “Prospectus Summary—Principal Investment Strategies” indicate that normally the Fund’s asset allocation will be implemented by opportunistically investing in closed-end and exchange traded funds and by investing in open-end, exchange traded notes and business development companies.  Clarify whether this means that under ordinary market conditions, the Fund will not invest in open-end funds and ETFs.

Response: Under ordinary market conditions, the Fund may invest in closed-end and exchange-traded funds and in open-end funds, exchange-traded notes and business development companies.  The paragraph has been revised to provide that, under normal conditions, the Fund invests 50% of its net assets in closed-end funds and 80% of its net assets in Underlying Funds.

14. Comment:  Delete the phrases “such as” and “include, but are not limited to” from the sixth and seventh sentences in this paragraph, and disclose all material investments.

Response: The sentences have been revised accordingly.  The Fund confirms that all material investments are disclosed.

15. Comment:  The next paragraph discusses how closed-end fund investments are selected.  Disclose how open-end and other underlying fund investments are selected.

Mr. Larry L. Greene
September 13, 2011

Response: The following has been added to the end of this and other similar paragraphs:  “The Fund invests in other Underlying Funds to gain exposure to specific asset classes in lieu of allocating to closed-end funds when the Subadviser believes closed-end fund discount or premium spreads are not attractive or to manage overall closed-end fund exposure in the Fund.”

16. Comment:  Add disclosure indicating that, to the extent that the Fund invests in the common stock of underlying funds, including BDCs and ETFs, the Fund, and therefore you, the shareholders, will indirectly bear the expenses of the underlying funds.

Response: The disclosure has been added.

17. Comment:  Disclosure under this caption also states that: “Investing in inverse ETFs is similar to holding various short positions.  When the Fund engages in a short sale, it sells a security it does not own and, to complete the sale, borrows the same security from a broker or other institution.”  Revise the disclosure so as to explain the manner in which inverse ETFs are deemed to be equivalent to short positions.

Response: The following sentence has been added to this paragraph:  “The Fund benefits from an inverse ETF or short position when the underlying benchmark or shorted security decreases in value.”

18. Comment:  Other disclosure under this caption discusses the Fund’s investments in total return swaps.  There it is said that:  “If the underlying asset declines in value over the term of the swap, the Fund would be required to pay the dollar value of that decline plus any applicable fees to the counterparty.  The Fund may use its own net asset value or that of an affiliated fund or any other reference asset that the Adviser chooses as the underlying asset in a total return swap.”  Disclose the limits, if any, of the adviser’s ability to select the amount of underlying or reference assets.  If none, disclose the potential risk to the Fund and its shareholders.

Response: The Fund will limit the notional amount of total return swaps based on its own net asset value to 15% of the Fund’s net assets.  This disclosure has been added.

19. Comment:  Revise the disclosure captioned “Prospectus Summary — Investment Adviser” to indicate that the adviser is paid more if the Fund leverages and that this creates a conflict of interest.

Response: The disclosure has been revised accordingly.

Mr. Larry L. Greene
September 13, 2011

20. Comment:  Disclosure captioned “Prospectus Summary — Dividends and Distributions” indicates that at times, to maintain a stable level of distributions, the Fund may pay out less than all of its net investment income or pay out return of capital.  Disclose the significance of a distribution consisting of a return of capital, including a discussion of the tax aspects as well as the effect on a shareholder’s basis in the Fund.

Response: The following disclosure has been added to the end of this section:  Any distribution that is treated as a return of capital generally will reduce a shareholder’s basis in his or her shares, which may increase the capital gain or reduce the capital loss realized upon the sale of such shares.   Any amounts received in excess of a shareholder’s basis are generally treated as capital gain, assuming the shares are held as capital assets.

21. Comment:  A later sub-caption, “Risk Considerations — Investment-Related Risks,” states that:  “ARS are debt securities that are sold through dutch auctions.” (Emphasis added.)  If the Fund will acquire auction rate preferred securities, change the underlined term to something more appropriate.

Response: The language was revised to read “debt securities or shares of preferred stock.”

22. Comment:  A subsequent sub-caption discusses distressed securities.  If accurate, indicate that these issuers may be insolvent or bankrupt.

Response: The disclosure has been added.

23. Comment:  Revise the sub-caption “Exchange-Traded Note Risks” so as to indicate, as disclosed later, that ETNs typically mature 30 years from the date of issue.  In addition, explain the operation of the underlined term in the following sentence:  “There may be restrictions on a fund’s right to redeem its investment in an ETN . . .” (Emphasis added.)

Response: The disclosure regarding maturity has been added.  The sentence regarding redemption has been revised to read as follows:  “There may be restrictions on a fund’s right to liquidate its investment in an ETN prior to maturity (for example, a fund may only be able to offer its ETN for repurchase by the issuer on a weekly basis), and …”

24. Comment:  Similarly, revise the disclosure sub-captioned “Prospectus Summary — Risk Considerations - Investment-Related Risks — Foreign Investing Risks” to indicate the percentage of assets invested in foreign securities, or, alternatively, to indicate that there are no limits.

Response: The disclosure has been revised to indicate that there are no limits.

Mr. Larry L. Greene
September 13, 2011

25. Comment:  Disclosure captioned “REIT Risks” discusses changes in the value of equity REITs versus mortgage REITs. The same disclosure appears in several places in the filing.  Add disclosure that briefly explains these securities and how the two REITs differ.

Response: Brief disclosure explaining these securities has been added.

26. Comment:  Add disclosure to the discussion sub-captioned “Prospectus Summary — Risk Considerations - Investment-Related Risks — Underlying Fund Risks” indicating that one fund may be purchasing a security that another underlying fund is selling. Confirm that the Fund will not invest more than 25% of its assets in underlying funds that concentrate in an industry.

Response: Disclosure has been added regarding one fund purchasing a security that another fund is selling.

The following disclosure has been added:  To the extent that the Fund invests in one or more Underlying Funds that concentrate in a particular industry, the Fund would be vulnerable to factors affecting that industry and the concentrating Underlying Funds’ performance, and that of the Fund, may be more volatile than Underlying Funds that do not concentrate.

27. Comment:  Revise the fee table consistent with the following:

i) Comment:  revise the following line item as indicated: “Expenses borne by common  shareholders of the Fund,”

Response: The line item has been revised accordingly.

ii) Comment:  move the footnotes appearing after “Annual Expenses” so as to follow the Example, and

Response: The footnotes have been moved accordingly.

iii) Comment:  the fee table is substantially blank, as is certain other financial information elsewhere in the filing.  We may have comments regarding that information upon its inclusion in an amendment to this registration statement.

Response: The Fund acknowledges that you may have comments regarding such information.

iv) Comment:  Further, Footnote 2 states that; “The management fee is charged as a percentage of the Fund’s average daily Managed Assets.”  Explain in the footnote how the amount of managed assets is converted to net assets for the fee table.  Disclose the assumptions

Mr. Larry L. Greene
September 13, 2011

used to calculate the expenses, including the estimated proceeds of the offering and the assumed amount of leverage in the next 12 months.  If you assume no leverage, disclose unequivocally that the Fund will not leverage in the next 12 months.  If the Fund may leverage, include the costs of leveraging in the fee table.

Response: This comment will be addressed in a future pre-effective amendment.

28. Comment:  Disclosure captioned “Investment Objective, Strategies And Policies - Principal Investment Strategies” discusses specific types of investments in which the Fund may invest, equity securities, including convertible securities, and alternative assets.  Disclose each type of equity security in which the Fund intends to invest.  If the Fund may acquire junk convertible securities, indicate that fact.  Lastly, explain the types of “alternative” assets to be acquired by the Fund.

Response: Each type of equity security in which the Fund intends to invest is disclosed.  The Fund does not intend to acquire junk convertible securities.  “Alternative” assets to be acquired by the Fund are REITs and structured notes.

29. Comment:  Disclosure in the third paragraph states that:  “In selecting closed-end funds, in particular, the Adviser opportunistically utilizes a combination of short-term and longer-term trading strategies to seek to derive value from the discount and premium spreads associated with closed-end funds.”  Explain this strategy.  Will the Fund purchase closed-end funds that trade at a premium?

Response: The Fund may purchase closed-end funds that trade at a premium if the Subadviser believes the premium will increase.  The following disclosure has been added to the paragraph:  “The Fund benefits if it purchases a closed-end fund at a discount and the discount narrows.  In addition, the Fund may purchase closed-end funds at a premium if the Subadviser believes the premium will increase.”

30. Comment:  Disclosure in the fourth paragraph states that: “Unlike a fund that allocates its assets among mutual funds based on the perceived ability of the advisers to those mutual funds, the Adviser actively manages the Fund’s portfolio among the Underlying Funds based on the Adviser’s research and analysis of the market and the investment merit of the Underlying Funds themselves.”  What does this mean?  For example, since the portfolios of most underlying funds will be dynamically changing, how does the Fund analyze the merits without considering the investment acumen of the underlying fund adviser?

Response: The following disclosure has been added to the end of the paragraph:  “In evaluating the investment merit of Underlying Funds, the Subdviser analyzes the asset class, the

Mr. Larry L. Greene
September 13, 2011

portfolio manager(s) and the adviser, past performance, recent portfolio holdings and concentration risks.”

31. Comment:  The sixth paragraph briefly discusses securities lending and notes that the Fund will engage in this activity to increase the return on the Fund’s portfolio.  If by “return” you mean “income,” please indicate that in the disclosure.  Add disclosure regarding the regulatory limitations applicable to securities lending, including a statement that the Fund will limit its lending to no more than a third of its assets.  Lastly, indicate that securities lending involves costs and risks and whether the Fund will invest the collateral tendered by the party borrowing the security.

Response: The paragraph has been revised accordingly.

32. Comment:  Disclosure in the seventh paragraph discusses total return swaps and states that:  “Using the Fund’s own net asset value as the underlying asset in the total return swap serves to reduce cash drag (the impact of cash on the Fund’s overall return) by replacing it with the impact of market exposure based upon the Fund’s own investment holdings.”  (Emphasis added.)  Explain how this type of swap works. Disclose the risk to the Fund of using the Fund’s net asset value as the underlying asset.

Response: The following has been added to the end of the paragraph:  This type of total return swap would provide the Fund with a return based on its net asset value.  Like any total return swap, the Fund would be subject to counterparty risk and the risk that its own net asset value declines in value.

33. Comment:  Disclosure captioned “Use of Leverage” notes that the Fund may borrow to pay dividends and settle transactions, as well as for investment purposes.  Using borrowings to pay dividends should be consistently disclosed in other discussions in the filing of the use of leverage.

Response: The Fund will not borrow to pay dividends.  The disclosure has been revised to remove such reference.

34. Comment:  Delete the following sentence from the fifth paragraph:  “The following table is furnished pursuant to SEC requirements.”

Response: The sentence has been deleted.

35. Comment:  The caption “Risks — Leverage Risks” discloses that:  “The use of leverage ~~generally~~ will require the Fund to segregate assets to cover its obligations (or, if the Fund borrows money or issues preferred shares, to maintain asset coverage in conformity with

Mr. Larry L. Greene
September 13, 2011

the requirements of the 1940 Act).  While the segregated assets may be invested in liquid securities, they may not be used for other operational purposes.”  Revise the disclosure to state that the segregated assets will be liquid.  Delete the indicated word from the quoted disclosure.

Response: The disclosure has been revised accordingly.

36. Comment:  Revise the sub-caption “Risks — Initial Public Offerings Risks” by disclosing whether the Fund may invest in IPOs of underlying funds.  If it may, there is a significant risk that the underlying funds will trade at a price below the IPO price.

Response: This sub-section has been revised accordingly.

37. Comment:  Disclosure under the sub-caption “Risks - Options and Futures Risks” states that:  “A fund may purchase and sell call and put options with respect to specific securities, and may write and sell covered or uncovered call and put options.”  (Emphasis added.)  With respect to this sentence clarify the following:  i) if the second clause of the sentence, the underlined clause, relates to options on instruments other than securities, clarify that point, and ii) explain whether the Fund will treat uncovered options as senior securities subject to §18 of the 1940 Act.

Response: i)  The referenced clause does not relate to options on instruments other than securities.  ii)  The following sentence has been added to the end of the second paragraph:  The Fund will treat uncovered options as “senior securities” under the 1940 Act and will segregate cash or liquid securities to fulfill its obligation under the options.

38. Comment:  Revise the discussion of “REIT Risks” so as to disclose the duplication of fees and that such fees at the REIT level are not included in the fee table line item regarding AFFE.

Response: The disclosure has been revised accordingly.

39. Comment:  Revise the discussion of “Securities Lending Risks” so as to note that such activity is limited to one third of assets and that the Fund must be able to recall loaned securities to enable it to vote on matters submitted to security holders.

Response: The disclosure has been revised accordingly.

40. Comment:  Delete the following sentence from the first paragraph of the disclosure captioned “Management of the Fund — Portfolio Management:”  “Mr. Galley has been quoted in publications such as . . .”  Alternatively, explain whether the Fund has permission from these periodicals to cite them in this prospectus.

Mr. Larry L. Greene
September 13, 2011

Response: The sentence has been deleted.

41. Comment:  The last sentence of the disclosure captioned “Net Asset Value” indicates that its net asset value is calculated based, in part, upon the market prices of the underlying funds in its portfolio, and the prospectuses of those companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.  Disclose how the underlying funds use “fair value” to value securities for which no market price exists.

Response: There is a vast universe of underlying funds in which the Fund may invest, all of which will have different fair value pricing procedures.  Accordingly, no change has been made in response to this comment.

42. Comment:  Revise the discussion captioned “Certain Provisions of the Fund’s Charter and By-Laws and of Maryland Law” to disclose whether the Fund may issue preferred.  If so, discuss how they are represented on the Board, and whether there exist any dual representation of both common and preferred.

Response: The Fund directs your attention to the disclosure under the heading “Description of the Common Shares – Preferred Stock,” which discloses that the Fund may issue preferred stock and discusses how the holders of preferred stock would be represented on the Board and that there would be dual representation of both common and preferred stock.  The Fund also notes that “Certain Provisions of the Fund’s Charter and By-Laws and of Maryland Law – Authorized Shares” states that the Fund’s Charter authorizes the issuance of preferred stock.  Accordingly, no changes have been made in response to this comment.

43. Comment:  Disclosure sub-captioned “Amendment to Charter and By-Laws” indicates that at least 80% of the votes of the Fund’s shares “will be required to amend certain provisions of the Fund’s Charter, including the provisions described in the paragraphs above . . .” (Emphasis added.)  List the provisions.

Response: The sentence has been revised to read “will be required to amend provisions of the Fund’s Charter relating to … .”  In addition, rather than cross-referencing the other sub-headings in the prospectus, the sentence has been revised to list the provisions.

44. Comment:  Add the substance of the indicated statement to the following disclosure:  “The Fund’s Charter and By-Laws provide that the Board of Directors will have the exclusive power to adopt, alter or repeal any provision of the Fund’s By-Laws and to make new By-Laws,” subject to the requirements of the 1940 Act.

Response: The statement has been added.

Mr. Larry L. Greene
September 13, 2011

45. Comment:  Disclosure appearing later indicates that the Board has adopted a resolution opting into the Maryland Control Share Statute.  It is the view of the staff that the Fund, by opting in to the Maryland Control Share Acquisition Act, would be acting in a manner inconsistent with Section 18(i) of the Investment Company Act.  The Fund should add disclosure consistent with the staff’s position and opt out of this statutory scheme.  See, Boulder Total Return Fund, Inc., pub. avail. November 15, 2010.

Response: The disclosure has been revised to state that the Fund has not adopted such a resolution and that “the control share acquisition statute of the MGCL will not apply to any acquisition … .”

46. Comment:  Compare the first and second paragraphs under the caption “Underwriters — Additional Compensation to be Paid by the Investment Adviser” and delete the redundant disclosure.

Response: The second paragraph has been deleted.

Statement of Additional Information

47. Comment:  Disclosure in the second paragraph under the caption  “Investment Policies and Techniques — Borrowing” suggests the Fund may use a borrowing facility.  If the Fund expects to make use of such facilities, add appropriate descriptive and risk disclosure.

Response: The Fund may use a borrowing facility.  The first paragraph has been revised to indicate that the Fund may borrow through a line of credit with a bank or other financial institution.  The second paragraph includes general risk disclosure regarding borrowing, as well as risk disclosure applicable to use of a borrowing facility.

48. Comment:  The last paragraph of the sub-caption “Investment Policies and Techniques - Lending of Portfolio Securities” indicates that the Fund will pay fees in connection with securities lending.  Add disclosure to explain the purpose of the fees and the nature of the contract.

Response: The referenced disclosure has been revised to read as follows:  “. . . pays reasonable negotiated fees in connection with loaned securities to a lending agent for services in arranging the securities loans, so long as such fees are set forth in a written contract consistent with (a) to (d) as set forth above and approved . . .”

49. Comment:  Revise the disclosure sub-captioned “Municipal Securities” so as to reflect any contemplated rules changes by the SEC or IRS or other regulatory agencies that may

Mr. Larry L. Greene
September 13, 2011

adversely affect conduit bond issuance in the form of private activity or industrial development bonds.

Response: The Fund is not aware of any such rule changes; accordingly, the disclosure has not been revised.

50. Comment:  Disclosure sub-captioned “Combined Transactions” indicates that the Fund may enter into multiple transactions, including multiple options transactions, multiple futures transactions, multiple currency transactions (including forward currency contracts) and multiple interest rate transactions and any combination of futures, options, currency and interest rate transactions instead of a single strategic transaction, as part of a single or combined strategy. Add disclosure explaining these strategies to the prospectus.

Response: Combined transactions are not a principal investment strategy of the Fund.  Accordingly, disclosure regarding combined transactions has not been added to the prospectus.

51. Comment:  The discussion captioned “Management of the Fund — Investment Management Agreement” discloses that:  “Because the fees paid to the Investment Adviser are determined on the basis of the Fund’s Managed Assets, the Investment Adviser’s interest in determining whether to leverage the Fund may differ from the interests of the Fund.”  Revise the disclosure to state affirmatively that this situation creates a conflict of interest for the adviser. Disclose how the board will monitor the conflict.

Response: The disclosure has been revised to state that this is a conflict of interest for the adviser and the subadviser.  The comment regarding Board monitoring will be addressed in a future pre-effective amendment.

52. Comment:  Revise the discussion captioned “Board Members and Officers” so as to clearly designate in each instance of a table or listing of directors, such directors as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

Response: The discussion regarding Board members has been revised to add the reference to Independent Board Members in the table.  All other tables clearly designated directors as either interested or independent.

53. Comment:  In addition, take care that this discussion provides the disclosure required by the new proxy disclosure enhancements release, including the information regarding the board’s leadership structure, including why the structure is appropriate and the extent of the board’s risk oversight of the Fund, and the skills, qualifications or other materially significant information regarding board members.  See, Investment Company Act Release No. 29092 (December 16, 2009) and Form N-2, Items 18.5 and 18.17.

Mr. Larry L. Greene
September 13, 2011

Response: The Fund currently has one Board member.  Accordingly, this comment will be addressed in a future pre-effective amendment when a slate of directors is in place.

Part C - Signatures

54. Comment:  The signature page of the filing must contain the signatures required by §6 of the Securities Act.

Response: The signature page contains the signatures required by Section 6 of the Securities Act.

*           *           *

Please call the undersigned at (312) 609-7616 if you have any questions.

Very truly yours, /s/Renee M. Hardt Renee M. Hardt

RMH/ser
cc:	Jonathan Mohrhardt
David A. Sturms